FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK OMAN S.A.O.G.
DRAFT AUDITED RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2013

HSBC Bank Oman S.A.O.G. ('HBON') announces that at the Board of Directors' (the 'Board') meeting held on Tuesday, 28 January 2014, the Board approved HBON's draft audited annual financial results for the year ended 31 December 2013.

·  Net interest income was up by 20.0% to RO48.1m (compared to RO40.1m for the year ended 31 December 2012).
· Total other operating income improved by 0.5% to RO20.6m (compared to RO20.5m for the year ended 31 December 2012).
· A net recovery of RO2.2m has been reported for loan impairment charges (compared to a net charge of RO4.6m for the year ended 31 December 2012). This is due to recoveries from corporate clients and a general provision release due to a reduction in corporate loans and advances in 2013.
·  Operating expenses increased by 18.7% to RO57.8m (compared to RO48.7m for the year ended 31 December 2012) reflecting the running costs of the merged bank.
· Net profit was up by 87.9% to RO10.9m (compared to RO5.8m for the year ended 31 December 2012).
·  Loans and advances, net of provisions and reserved interest, decreased by 17.9% to RO980.5m (compared to RO1,194.4m for the year ended 31 December 2012). In addition, customer deposits decreased by 3.2% to RO1,792.7m (compared to RO1,851.6m for the year ended 31 December 2012).
· HBON's capital adequacy ratio increased to 20.2% at 31 December 2013 (compared to 16.0% for the year ended 31 December 2012), representing a strong capital base for future growth.
· Earnings per share were RO0.005 (compared to RO0.004 for the year ended 31 December 2012).
·  The Board of Directors prop.oses a cash dividend of RO0.0038 per share (nominal value per share of RO0.100) amounting to RO7.6m for the full year 2013.

The draft audited annual financial results and proposed cash dividends for the year ended 31 December 2013 are subject to the approval of the Central Bank of Oman and the shareholders of the bank.

As the merger which created HBON in June 2012 was accounted for as a reverse acquisition under International Financial Reporting Standard 3 ('IFRS 3') 'Business Combinations', the comparative information in HBON's financial results for the year ended 31 December 2013 is comprised of financial results of HSBC Bank Middle East Limited, Oman branches, for 12 months ended 31 December 2012 and financial results of Oman International Bank S.A.O.G for seven months ended 31 December 2012.

Notes to editors:

1. HSBC in Oman
HSBC in Oman is represented by HSBC Bank Oman S.A.O.G. which was formed in June 2012 after Oman International Bank S.A.O.G. merged with HSBC Bank Middle East Ltd.'s operations in Oman. HSBC Holdings plc owns 51% of the combined entity through its indirect wholly owned subsidiary HSBC Bank Middle East Ltd. Today, HSBC Bank Oman is the second largest local Omani bank in terms of branch network and the largest internationally connected financial institution in the Sultanate.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,723bn at 30 September 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 29 January 2014